TRANSITIONAL
BROKER

Building A Path to A Fiduciary Future

11650 S State St, #200
Draper, UT 84020
(385) 257-1983
info@transitionalbroker.com
www.transitionalbroker.com

Assertions Regarding Exemption Provisions

I, as a member of management of Transitional Broker, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operatingunder the exemption provided by Rule 15c3-3(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ending December 31, 2022.

Transitional Broker, LLC

By: _____

David James, Chief Compliance Officer

2/28/23
Date

Transitional Broker LLC
Schedule II & III – Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant
to SEC Rule 15c3-3

As of December 31, 2022

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the
Company carries no accounts, does not hold funds or securities for, or owe money or securities
to customers. Accordingly, there are no items to report under the requirements of this Rule.